Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

November 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:          John Kernan, Division of Investment Management, Office of the Chief Accountant

Re:	Strategy Shares (“Registrant” or “Trust”) Investment Company Act file number: 811-22497

Dear Mr. Kernan:

On behalf of the Registrant, below are responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) that you provided telephonically with regard to the Annual Shareholder Report for the Strategy Shares Nasdaq 7HANDL™ Index ETF (HNDL) and the Strategy Shares Newfound/ReSolve Robust Momentum ETF (ROMO) for their fiscal year ended April 30, 2021 (the “Report”), which was filed with the SEC on Form N-CSR under the Investment Company Act of 1940, as amended (the “1940 Act”) on July 7, 2021 (Accession No. 0001580642-21-003018).Below we have provided the comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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Strategy Shares Nasdaq 7HANDL™ Index ETF (“7Handl ETF”)

1.                  Comment: Specific to Derivatives. With regard to the Notes to Financial Statements, we would request that the Registrant enhance disclosure regarding the volume of the 7Handl ETF’s total return swap agreement volume disclosure to provide the reader with more robust information to assist in understanding the volume of activity in these instruments throughout the reporting period. The Staff has noted significant increases in the notional exposure to total return swaps which may render a point in time disclosure inadequate as a proxy of the volume of activity during a recording period.

Response: The Fund's strategy involves the purchase of one or more total return swaps (TRS) on the Base Index. The prospectus discloses that the Fund typically invests 90% of its assets in the 7HNDL Index components (the underlying ETFs) and uses 10% of its assets as cash collateral for a 40% notional exposure total return swap (TRS) (where notional exposure is measured as a percent of the Fund’s net assets) on the Base Index. The increase in notional exposure that the Staff is identifying corresponds to the Fund’s increased assets (and corresponding increased exposure to the TRS) and not necessarily that the Fund is otherwise increasing its exposure to TRS on a relative basis. We note that the Fund’s size has increased significantly – for example, for the semi-annual reporting period ended 10/31/2020, the notional amount on the TRS was $27M, and the Fund had net assets of $69M at that time. For the annual period ended 4/31/2021 (the subject of this letter), the notional amount on the TRS was $193M, with Fund net assets at $466M. For the semi-annual reporting period ended 10/31/2021, the notional amount on the TRS was $510M, with Fund net assets of $1.3B. Since the Fund’s TRS exposure under the strategy is always based on the level of Fund assets, then the TRS will increase as the Fund assets increase – and it is not a case where the adviser is deciding to increase the Fund’s swap activity (like trading in more swaps). From an overall portfolio standpoint, the TRS exposure will move proportionally with Fund asset growth, and they will move in tandem. So, the TRS exposure fluctuates in response to the asset size of the Fund consistent with the fund’s investment strategy, and we will include disclosure in the Notes to Financials in future shareholder reports to make sure that no one will misunderstand the nature of the TRS exposure/activity.

2.                  Comment: Regarding Master Netting Arrangements in the Notes to Financial Statements. Please explain why the 7Handl ETF, which owns total return swaps, has not made the required disclosures for items subject to a master netting arrangement. In correspondence dated July 10, 2019, in response to a similar Staff comment, the Registrant acknowledged that total return swaps were the subject of master netting arrangements under ISDA protocols and committed to adding to the required disclosure.

Response: The total return swaps are subject to close-out netting under the ISDA to which the Trust and BNP Paribas are parties and disclosure for items subject to a master netting arrangement is appropriate. The Fund will provide the required disclosure and in future shareholder reports and has adjusted internal processes to ensure that similar disclosure gaps will not occur in the future.

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3.                  Comment: Regarding Management’s Discussion of Fund Performance (MDFP) specific to the impact of total return swaps. During the fiscal year ended April 30, 2021, the 7Handl ETF had exposure to total return swaps broadly consistent with its principal investment strategy to employ leverage in this form; however, the MDFP does not discuss the effect of the total return swaps on performance and the managed distribution policy of the 7Handl ETF. If the performance and managed distribution policies were materially affected by the total return swap exposure, there should be a discussion within the MDFP. Please explain why there is no discussion regarding same.

Response: The Registrant notes that the index that the 7Handl ETF seeks to track was designed by the index provider to achieve over the long-term a total return sufficient to support the 7Handl ETF’s managed distribution policy; accordingly, the derivatives strategy is not intended to impact this policy. In addition, the derivative strategy is necessary for the Fund to track the 7Handl Index, which requires approximately 130% notional exposure to the 7Handl Base Index. The use of total return swaps is an integral part of the Fund’s overarching coordinated investment strategy and is not expected to materially impact performance on its own. It would not be appropriate for Fund management to discuss the impact of TRS exposure in the MDFP in isolation. If there was some sort of special event or unexpected impact from the TRS investments affecting performance, the 7Handl ETF would include a related discussion in future MDFPs, but that should not be expected.

4.                  Comment: Risk Disclosure. Please consider expanding the investment risk disclosure in Note 7 to Notes to Financial Statements to include a brief summary of the risks associated with the use of leverage in the form of total return swaps.

Response: The Registrant will include risk disclosure regarding the use of leverage in the form of total return swaps in future reports.

5.                  Comment: Technical matter regarding Form N-CSR and the response to Item 11.b. It appears that the Form N-CSR for the period refers to a quarter covered by the report for the disclosure related to Form N-CSR Item 11.b. Please utilize the language provided in the form, which refers to the period covered by the report, which is not isolated to a particular quarter. Confirm that there has been no change in the Registrant’s internal control over financial reporting during the period.

Response: The Registrant confirms there has been no change in the Registrant’s internal control over financial reporting that occurred during the reporting period covered by the Report. The Registrant will utilize the language required by Form N-CSR in future filings.

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Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Claire Olivar at 215-564-8681.

Very truly yours,

Michael P. O’Hare

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